Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201
Tel: 214.855.2177
Fax: 214.855.2173
www.hilltop-holdings.com
NYSE: HTH

February 11, 2009	Via Facsimile & EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hilltop Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended June 30, 2008
File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) the following additional responses to the Staff’s comments in a letter to the Company, dated November 10, 2008.  For your convenience, we have repeated each comment prior to the response.  All references to page numbers in the discussion below are to the pages in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as originally filed with the Commission on March 17, 2008 (the “Form 10-K”).

Form 10-K for the Fiscal Year Ended December 31, 2007

Loss Development, pages 13-14

1.                                       Please refer to your response to our prior comment number one.  It does not appear that you have addressed our comment in its entirety.  Please provide in your disclosure a reconciliation explaining and quantifying the reasons for the differences between the statutory reserves as of December 31, 2007 (for ASIC and NLIC) and your total GAAP reserves of $18,091,000 as of December 31, 2007.  In addition, please revise your disclosure to include a ten year table presented in accordance with GAAP as required by Industry Guide 6 or disclose why it is impracticable to do so.

Response:              For purposes of clarification, the ten year loss development tables appearing on pages 13 (NLIC) and 14 (ASIC) of the Form 10-K are presented in statutory format, which is the same as GAAP, net of reinsurance recoverable.  We respectfully request that we be permitted to prospectively change the sentence immediately preceding this table to read as follows:  “The following tables are presented net of reinsurance recoverable.”

With respect to the Staff’s request for a reconciliation of the reserves presented in the loss development tables and the reserve set forth on the balance sheet, we direct the Staff to Note 9 to

the consolidated financial statements appearing on page F-28.   We note, however, that the loss development tables appearing on pages 13 and 14 are presented on a yearly basis, while Note 9 to the consolidated financial statements is presented on an eleven-month basis, the period of year 2007 that we owned the insurance operations.  Accordingly, the reserves are not reconcilable by reviewing Note 9 to the consolidated financial statements appearing in the Form 10-K.  As a result, we respectfully propose that, prospectively, we present Note 9 to the consolidated financial statements as follows, which reconciles the loss development reserves appearing on pages 13 and 14 and the reserve appearing in the balance sheet.

Balance February 1, 2007 *	$18,664
Less reinsurance recoverables	(1,509)
Net balance at February 1, 2007	17,155

Incurred related to:
Current Year (NLIC - $44,093; ASIC - $9,733)	53,826
Current Year-Prior to ownership	(1,752)
Prior Year	—
Total incurred	52,074

Payments related to:
Current Year	(46,230)
Prior Year	(7,600)
Total payments	(53,830)

Net balance at December 31, 2007	15,399

Plus reinsurance recoverables	2,692
Balance at December 31, 2007	$18,091

* Includes purchase price adjustment of $2.9 million.

In order to provide further clarification, we also, prospectively, will include a reference following the loss development tables appearing on pages 13 and 14 to Note 9 to the consolidated financial statements for a reconciliation of the reserves presented in loss development tables to the balance sheet.

Further, we respectfully request that we be permitted to provide a ten-year table presented in accordance with GAAP, as required by Industry Guide 6, in our future filings.  For illustrative purposes, such ten-year table would be presented as follows:

	Year Ended December 31,*
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Gross unpaid losses
Consolidated balance sheet	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$18,091
Reinsurance recoverable	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	(2,692)
Net unpaid losses	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$15,399

*	Information is not presented for periods prior to January 31, 2007, as that is the date Hilltop Holdings Inc. acquired the insurance operations.

As noted in the foregoing table, information prior to year 2007 will not be presented, as we did not have insurance operations prior to January 31, 2007, the date on which we consummated the purchase of NLASCO, Inc.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 50

Critical Accounting Policies and Estimates, page 52

2.               With respect to part (a) of your prior comment two, please present the reserve by line of business for each year presented.

Response:              Per our previous response, we respectfully request that the Staff accept the following table, which presents the reserves by line of business.

		Special	Commercial	Other	Fidelity	All
Company	Homeowners	Property	Multiple Peril	Liability	&Surety	Lines

ASIC	$1,511	$1,199	$227	$913	$0	$3,850
NLIC	7,035	5,584	609	962	51	14,241
Consolidated	$8,546	$6,783	$836	$1,875	$51	$18,091

The reserves set forth above are for year 2007 only, as we did not have insurance operations prior to January 31, 2007, the date upon which we purchased NLASCO, Inc.

In conclusion, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any members of the Commission have any questions concerning the responses above or desire further information or clarification in connection therewith, he or she should contact Darren Parmenter (214) 855-2171 or Corey Prestidge at (214) 855-2181.

Very truly yours,

/s/ DARREN PARMENTER

Darren Parmenter
Senior Vice President

CGP:cgp

cc:	Tabatha Akins
United States Securities and Exchange Commission

Corey Prestidge
Hilltop Holdings Inc.